UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-34934

COSTAMARE INC.
(Translation of registrant’s name into English)

7 rue du Gabian, MC 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒       Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INCORPORATION BY REFERENCE

Exhibits 10.1 through 10.3 and 99.1 to this Report on Form 6-K shall be incorporated by reference into our registration statements on Form F-3, as filed with the U.S. Securities and Exchange Commission on July 6, 2016 (File No. 333-212415) and March 15, 2021 (File No. 333-254266) to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

10.1	Local Service Agreement between Costamare Bulkers Inc. and Costamare Bulkers Services GmbH, dated November 14, 2022
10.2	Local Service Agreement between Costamare Bulkers Inc. and Costamare Bulkers Services ApS, dated November 14, 2022
10.3	Local Service Agreement between Costamare Bulkers Inc. and Costamare Bulkers Services Pte. Ltd., dated November 14, 2022
99.1	Press Release, dated November 30, 2022: Costamare Inc. Announces Formation of New Dry Bulk Operating Platform

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSTAMARE INC.

Date: November 30, 2022	By:	/s/ Gregory G. Zikos
Name: Gregory G. Zikos
Title: Chief Financial Officer